CUSIP No.805423 10 0                                          Page 1 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No.3)1

                        SAVVIS Communications Corporation
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
     -----------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt &
320 Park Avenue, Suite 2500                Maynard
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2002
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.805423 10 0                                         Page 2 of 12 Pages


1)   Name of Reporting Person              Welsh, Carson, Ander-
     and I.R.S. Identification               son & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only

------------------------------------------------------------------------------
4)   Source of Funds                             WC

------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
------------------------------------------------------------------------------
Number of                        7)   Sole Voting     161,056,667 shares of
Shares Beneficially                   Power           Common Stock
Owned by Each                                         (including shares
Reporting Person                                      issuable upon
With                                                  conversion of preferred
                                                      stock)
                                 ---------------------------------------------
                                 8)   Shared Voting
                                       Power                  -0-
                                 ---------------------------------------------
                                 9)   Sole Disposi-   161,056,667 shares of
                                      tive Power      Common Stock
                                                      (including shares
                                                      issuable upon
                                                      conversion of preferred
                                                      stock)
                                 ---------------------------------------------
                                 10)  Shared Dis-
                                      positive Power         -0-
                                 ---------------------------------------------
11)  Aggregate Amount Beneficially                    161,056,667 shares of
     Owned by Each Reporting Person                   Common Stock
                                                      (including shares
                                                      issuable upon
                                                      conversion of preferred
                                                      stock)
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                   64.7%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                           PN

CUSIP No.805423 10 0                                         Page 3 of 12 Pages

1)   Name of Reporting Person              Welsh, Carson, Ander-
     and I.R.S. Identification               son & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [X]
     if a Member of a Group                      (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only

------------------------------------------------------------------------------
4)   Source of Funds                             WC

------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
------------------------------------------------------------------------------
Number of                        7)   Sole Voting  13,299,566 shares of
Shares Beneficially                    Power       Common Stock (including
Owned by Each                                      shares issuable upon
Reporting Person                                   conversion of
With                                               preferred stock)
                                 ---------------------------------------------
                                 8)   Shared Voting
                                      Power               -0-
                                 ---------------------------------------------
                                 9)   Sole Disposi- 13,299,566 shares of
                                      tive Power    Common Stock
                                                    (including shares
                                                    issuable upon conversion
                                                    of preferred stock)
                                 ---------------------------------------------
                                 10)  Shared Dis-
                                       positive Power       -0-
                                 ---------------------------------------------
11)  Aggregate Amount Beneficially                  13,299,566 shares of
     Owned by Each Reporting Person                 Common Stock
                                                    (including shares
                                                    issuable upon conversion
                                                    of preferred stock)
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                  12.8%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                           PN

CUSIP No.805423 10 0                                         Page 4 of 12 Pages

1)   Name of Reporting Person              Welsh, Carson, Ander-
     and I.R.S. Identification               son & Stowe VI, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [X]
     if a Member of a Group                      (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only

------------------------------------------------------------------------------
4)   Source of Funds                             WC

------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
------------------------------------------------------------------------------
Number of                           7)  Sole Voting  17,739,958 shares
Shares Beneficially                      Power       of Common Stock
Owned by Each                                        (including shares
Reporting Person                                     issuable upon conversion
With                                                 of preferred stock)
                                    ------------------------------------------
                                    8)  Shared Voting
                                        Power                 -0-
                                    ------------------------------------------
                                    9)  Sole Disposi- 17,739,958 shares of
                                         tive Power   Common Stock
                                                      (including shares
                                                      issuable upon conversion
                                                      of preferred stock)
------------------------------------------------------------------------------
                                   10)  Shared Dis-
                                         positive Power       -0-
------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially                    17,739,958 shares of
     Owned by Each Reporting Person                   Common Stock
                                                      (including shares
                                                      issuable upon conversion
                                                      of preferred stock)
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                   16.6%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                           PN

CUSIP No.805423 10 0                                         Page 5 of 12 Pages

1)   Name of Reporting Person              WCAS Capital
     and I.R.S. Identification               Partners II, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [X]
     if a Member of a Group                      (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only

------------------------------------------------------------------------------
4)   Source of Funds                             Not Applicable
------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
------------------------------------------------------------------------------
Number of                             7)   Sole Voting  667,761 shares of
Shares Beneficially                         Power       Common Stock
Owned by Each
Reporting Person
With                                  ----------------------------------------
                                      8)   Shared Voting
                                            Power            -0-
                                      ----------------------------------------
                                      9)   Sole Disposi- 667,761 shares of
                                            tive Power   Common Stock
                                      ----------------------------------------
                                      10)  Shared Dis-
                                            positive Power   -0-
                                      ----------------------------------------
11)  Aggregate Amount Beneficially                        667,761 shares of
     Owned by Each Reporting Person                       Common Stock
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                        0.7%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                PN

CUSIP No.805423 10 0                                         Page 6 of 12 Pages

1)   Name of Reporting Person              WCAS Information
     and I.R.S. Identification               Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [X]
     if a Member of a Group                      (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only

-------------------------------------------------------------------------------
4)   Source of Funds                             Not Applicable

-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
------------------------------------------------------------------------------
Number of                             7)   Sole Voting  65,357 shares of
Shares Beneficially                         Power       Common Stock
Owned by Each
Reporting Person
With                                  ----------------------------------------
                                      8)   Shared Voting
                                            Power                -0-

                                      9)   Sole Disposi- 65,357 shares of
                                            tive Power   Common Stock
                                      ----------------------------------------
                                      10)  Shared Dis-
                                            positive Power       -0-
                                      ----------------------------------------
11)  Aggregate Amount Beneficially                       65,357 shares of
     Owned by Each Reporting Person                      Common Stock
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                          less than 0.1%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  PN

CUSIP No.805423 10 0                                         Page 7 of 12 Pages

1)   Name of Reporting Person              WCAS Management
     and I.R.S. Identification               Corporation
     No. of Above Person, if
     an Entity (Voluntary)
------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [X]
     if a Member of a Group                      (b) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------------
4)   Source of Funds                            WC
------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                            Delaware
------------------------------------------------------------------------------
Number of                             7)   Sole Voting  559,999 shares of
Shares Beneficially                         Power       Common Stock
Owned by Each                                           (issuable upon
Reporting Person                                        conversion of
With                                                    preferred stock)
                                      ----------------------------------------
                                      8)   Shared Voting
                                            Power              -0-

                                      9)   Sole Disposi- 559,999 shares of
                                            tive Power   Common Stock
                                                         (issuable upon
                                                         conversion of
                                                         preferred stock)
                                      ----------------------------------------
                                      10)  Shared Dis-
                                            positive Power     -0-
                                      ----------------------------------------
11)  Aggregate Amount Beneficially                       559,999 shares of
     Owned by Each Reporting Person                      Common Stock
                                                         (issuable upon
                                                         conversion of
                                                         preferred stock)
------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                            0.6%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   CO

CUSIP No.805423 10 0                                         Page 8 of 12


                         Amendment No. 3 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission")on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001 and Amendment No. 2 thereto filed on March 20, 2002 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The following Items of the 13D are hereby amended as follows:

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

          Item 3 is hereby amended by adding the following thereto:

          On September 18, 2002, WCAS VIII, WCAS VII, WCAS VI and WCAS acquired an aggregate 21,947 shares of Series A Convertible Redeemable Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), pursuant to a Securities Purchase Agreement, dated as of September 18, 2002, among the Issuer, WCAS VIII and the various entities and individuals affiliated with WCAS VIII listed on Annex I thereto (the "September 2002 Series A Preferred Stock Purchase Agreement"). The September 2002 Series A Preferred Stock Purchase Agreement is incorporated herein as Exhibit A hereto by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on September 19, 2002, and any description thereof is qualified in its entirety by reference thereto. Certain managing members of VIII Associates, general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Principals identified in the
Schedule 13D (together with WCAS VIII, WCAS VII, WCAS VI and WCAS, the "WCAS Purchasers") also acquired an aggregate 636 shares of Series A Preferred Stock pursuant to the September 2002 Series A Preferred Stock Purchase Agreement. The Series A Preferred Stock is convertible, at any time after the Effective Date (as defined in the Certificate of Designations for the Series A Preferred Stock), into Common Stock at a conversion price of $0.75, subject to adjustment in certain circumstances described in the Certificate of Designations for the Series A Preferred Stock. The Certificate of Designations for the Series A Preferred Stock is incorporated herein as Exhibit B hereto by reference to Exhibit B to Amendment No. 2 to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. The purchase price for the Series A Preferred Stock was $1,000 per share. The source of funds for the purchase price paid by the WCAS Purchasers was the working capital, or funds available for investment, of WCAS VIII, WCAS VII, WCAS VI and WCAS, and the personal funds of the individual purchasers.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 94,028,188 shares of Common Stock outstanding as of September 18, 2002,and gives effect to the conversion of all shares of Series A Preferred Stock held by each entity and individual named below.

CUSIP No.805423 10 0                                         Page 9 of 12 Pages

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 161,056,667 shares of Common Stock, or approximately 64.7% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS VII and VII Partners
          -------------------------

          WCAS VII owns 13,299,566 shares of Common Stock, or approximately 12.8% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS VI and VI Partners
          -----------------------

          WCAS VI owns 17,739,958 shares of Common Stock, or approximately 16.6% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP II and CP II Partners
          -----------------------------

          WCAS CP II owns 667,761 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

          WCAS IP and INFO Partners
          -------------------------

          WCAS IP owns 65,357 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          WCAS
          ----

          WCAS owns 559,999 shares of Common Stock, or approximately 0.6% of the Common Stock outstanding.

          Managing Members of VIII Associates, General Partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Princiapals
          ------------------------------------------------------------

          (i) Patrick J. Welsh owns 1,428,128 shares of Common Stock, or approximately 1.5% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 1,491,809 shares of Common Stock, or approximately 1.6% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 1,812,684 shares of Common Stock (including shares held in an IRA account), or approximately 1.9% of the Common Stock outstanding.

CUSIP No.805423 10 0                                       Page 10 of 12 Pages

          (iv) Richard H. Stowe owns 154,137 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Andrew M. Paul directly beneficially owns 1,053,333 shares of Common Stock and indirectly beneficially owns (through a family limited partnership of which he is a general partner) 22,447 shares of Common Stock, or in the aggregate approximately 1.1% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 1,259,809 shares of Common Stock, or approximately 1.3% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 10,668 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) James B. Hoover owns 102,264 shares of Common Stock (including shares held in an IRA account),or approximately 0.1% of the Common Stock outstanding.

          (ix) Robert A. Minicucci owns 498,568 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 211,088 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (xi) Paul B. Queally owns 43,507 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Lawrence B. Sorrel owns 113,333 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (xiii) Jonathan M. Rather owns 1,066 shares of Common Stock (held in an IRA account), or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and WCAS, respectively. Each of the managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Associates and/or a general partner of VII Partners, VI Partners, CP II Partners and/or INFO Partners, and/or as a WCAS Principal, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and/or WCAS.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP or WCAS.

CUSIP No.805423 10 0                                       Page 11 of 12 Pages

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Item 6 is hereby amended by adding the following thereto:

          Pursuant to Amendment No. 2 to the Investor Rights Agreement, dated as of September 18, 2002, the certain registration rights granted to the WCAS Purchasers pursuant to the Investor Rights Agreement with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and other shares of Common Stock held by the WCAS Purchasers extend to include the shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued pursuant to the September 2002 Series A Preferred Stock Purchase Agreement. The Investor Rights Agreement is incorporated herein as Exhibit C hereto by reference to Exhibit C to Amendment No. 2 to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Exhibit A - September 2002 Series A Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on September 19, 2002)

          Exhibit B - Certificate of Designations for the Series A Preferred Stock (incorporated by reference to Exhibit B to Amendment No. 2 to the Schedule
13D)

          Exhibit C - Investor Rights Agreement (incorporated by reference to Exhibit C to Amendment No. 2 to the Schedule 13D)

CUSIP No.805423 10 0                                        Page 12 of 12 Pages


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, L.L.C.,
                                            General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                            Managing Member

                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                            General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                            General Partner

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P.,
                                            General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                            Attorney-in-Fact


                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By: WCAS CP II Partners,
                                            General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                            Attorney-in-Fact


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner

                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                            Attorney-in-Fact


                                    WCAS MANAGEMENT CORPORATION

                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                            Vice President, Secretary
                                            and Treasurer


Dated: October 3, 2002